1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M. Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

November 10, 2022

VIA EDGAR

Mses. Mindy Rotter and Karen Rossotto

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Tekla World Healthcare Fund (the “Registrant”) File Nos. 333-267555; 811-23037

Dear Mses. Rotter and Rossotto:

We are writing in response to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff with respect to your review of the registration statement on Form N-2 filed with the SEC under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on September 22, 2022 (the “Registration Statement”) on behalf of the Registrant, a closed-end investment company. The SEC staff’s accounting comments were conveyed via a telephone conversation between Ms. Rotter and Logan Dalton of Dechert LLP on October 14, 2022. The SEC staff’s additional comments were conveyed via a telephone conversation between Ms. Rossotto and Logan Dalton of Dechert LLP on October 24, 2022. The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. We have reproduced your comments below, followed by our responses. Changes to the Registration Statement noted below will be reflected in a pre-effective amendment to the Registration Statement filed with the SEC (the “Amendment”). Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement.

Accounting Comments

1.	Comment: Please confirm in correspondence that amounts presented in the fee table represent current fees and reflect the most recent financial statement reporting period.

Response: The Registrant confirms that amounts presented in the fee table represent current fees and reflect the most recent financial statement reporting period.

2.	Comment: Please confirm in correspondence that the N-CSR items remain reflective of the Registrant since the Registrant has filed its semi-annual report. This comment

Mses. Mindy Rotter and Karen Rossotto November 10, 2022 Page 2

applies to all sections of the document that refer to the N-CSR (Examples include the “Investment Objective and Policies” and “Risk Factors” sections).

Response: The Registrant confirms that the N-CSR items that are referenced in the Registration Statement, including the references under the sections titled “Investment Objective and Policies” and “Risk Factors,” remain reflective of the Registrant since the Registrant has filed its most recent semi-annual report on Form N-CSRS.

3.	Comment: Please confirm in correspondence that the most recent semi-annual report (Form N-CSRS) along with a live hyperlink will be included in Item 25, financial statements and exhibits, when the amendment is filed.

Response: The Registrant confirms that the financial statements listed under Item 25 have been revised in the Amendment to include the Registrant’s most recent semi-annual report filed on Form N-CSRS along with a live hyperlink to the semi-annual report.

4.	Comment: Please confirm in correspondence that the effects of leverage table will be updated to reflect the most current period or confirm in correspondence that the information disclosed is current.

Response: The Registrant confirms that the effects of leverage table has been updated in the Amendment to reflect the most current fiscal period ended September 30, 2022.

5.	Comment: Please confirm in correspondence that the XBRL information required by Form N-2 will be included in the Amendment.

Response: The Registrant confirms that the XBRL information required by Form N-2 is included in the Amendment.

Disclosure Comments

6.	Comment: On page 15 of the Prospectus under the section titled “Leverage,” it states that the Trust “may issue preferred shares.” Does the Registrant contemplate issuing preferred shares in reliance on this Registration Statement and if so, we may have further comments. In any case, does the Registrant intend to issue preferred shares within one year. If so, are those costs associated with the offering of preferred shares reflected in the fee table.

Mses. Mindy Rotter and Karen Rossotto November 10, 2022 Page 3

Response: The Registrant confirms that it does not contemplate issuing preferred shares in reliance on this Registration Statement and it does not intend to issue preferred shares within the next year.

7.	Comment: On page 16 of the Prospectus under the section titled “the Trust” there is a reference to the Statement of Additional Information (“SAI”). If possible, please provide a link to the SAI in this section.

Response: The Registrant has updated the disclosure in the Amendment to include a link to the SAI in this section of the Prospectus.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526. Thank you.

Sincerely,

/s/Allison M. Fumai

Allison M. Fumai